Memorandum of Understanding

This Memorandum of Understanding (“MoU”) is between Social Investment Managers and Advisors llc, a Delaware limited liability company registered with company number 5783072 whose registered office is at 157 Columbus Avenue Suite 512, New York, NY 10023, (“SIMA”), and, Burn Manufacturing Co. a company incorporated under the laws of the State of Washington, United States of America with Business Reg. No 603-137-240 having its registered office at Suite 220, 18850 103rd Avenue, SW Vashon, WA (“Burn ”).

A.General Understandings

1.The purpose of this MoU is to guide the parties respecting potential crowdlending campaigns on www.sowgoodinvestments.com in order to use best efforts to conduct digital marketing campaigns to fundraise for and facilitate an initial $250,000 loan (“Loan”), sourced from US crowdlenders and provided to Burn. Upon successful completion of an initial loan, the parties expect to add successive Sow Good digital marketing campaigns to cumulate a total of $2 million in loans (“Loans”) to Burn.

2.SIMA is an SEC registered investment manager, and manages the SIMA Off-Grid Solar and Financial Access Senior Debt Fund I B.V. (“Fund I”), the SIMA Emerging Distributor Finance Fund B.V., the Energy Access Relief Fund B.V., the SIMA Commercial and Industrial Solar Green Bond, B.V. and other impact investments. SIMA also has a business relationship with Burn, including through EARF which has had loans outstanding to Burn for nearly three years. Accordingly, SIMA is well positioned to work with Burn to present the particular attributes (business and impact) of Burn as an attractive crowdlending impact investment opportunity. SIMA agrees to seek Burn’s approval for disclosures of non-public information for marketing purposes and to abide by any mutual non-disclosure agreement between to parties.

3.SIMA manages Sow Good Investments www.sowgoodinvestments.com (“Sow Good”) one of the first impact investment crowdlending platforms in the United States. Sow Good is designed to conduct online and social media campaigns to attract US individual crowdlender investors, and facilitate loans to borrower companies which provide financial returns and report on social and environmental impact.

a.In terms of digital marketing and to help ensure successful crowdlending campaigns, SIMA has engaged Funded Inc. www.funded.com a Calofornia-based digital marketing and investor acquisition firm with wide experience in conducting successful crowdlending campaigns. Funded will work with SIMA and Burn to develop and conduct SowGood’s crowdlending campaigns for the loans to Burn.

b.SIMA has engaged Kunzler Bean & Adamson LLP, based in Salt Lake City, a law firm with extensive experience in securities approvals from the Securities and Exchange Commission (SEC) in the US and crowdlending, to assist SIMA in obtaining legal and regulatory approvals for the Sow Good loans.

4.Burn is a well established Kenya-based clean cooking manufacturer and distributor that has distributed over 1 million cookstoves since it began operations in 2015. Its investors, funders and stakeholders include well-known and impact and commercial investors. Burn intends to target future growth in several business areas including carbon credits and it is intended that the eventual Sow Good loans will help to finance this growth. Sow Good intends to conduct marketing campaigns which generally familiarize US crowdlenders with Burn’s general business performance, business model, how their products are delivered and serviced, how the products beneficially impact customers, etc. Burn’s profile is expected to align well with the interests of US crowdlenders, especially in terms of innovation, strong business performance, demonstrable social and environmental impacts at the employee and customer level, etc. Along with excellent business performance, impacts such as increased employment, reduced CO2 emmissions, access to clean energy are compelling and align with UN Sustainable Development Goals (SDGs) 7, 8 and 13, and other initiatives, etc.

5.SIMA has obtained USAID funding to provide credit enhancement to crowdlenders on the Sow Good platform. SIMA will use its best efforts to enhance any eventual Burn Loan with this protection, and thus increase the Loan’s attractiveness to US crowdlenders.

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6.Burn is interested to work with SIMA to help develop the US crowdlending market, and agrees to work with SIMA on a best efforts basis to structure an initial $250,000, 2- year, senior loan at an approximate 8.5% USD interest rate (subject to market conditions), thus affording an approximate $7.5% (subject to market conditions) rate to crowdlenders. Once the initial loan is made, the parties agree to use best efforts to conclude subsequent crowdlending loans cumulating up to $2 million.

B.Loan Contours

1.Principal Amount:Initial $250,000, to be followed by a series of similar Loans totalling $2 million

2.Interest Rate in USD:8.5% (subject to market conditions and FX hedging)

3.Tenor:2 years / 24 months

4.Rank:Senior loan

5.Documents:Loan Agreement. SIMA shall use its best efforts to use as a template loan documentation which Burn already has in place.

6.Utilization of Proceeds:Working capital

7.Interest Payments:Bi-Annual

8.Principal Repayment:Bullet

9.Legal Costs:SIMA and Burn shall each bear their own legal costs and expenses

10.ESG Compliance:Compliance with relevant Environmental, Social and Governance requirements as may be required by USAID and/or applicable law.

11.Impact:The Borrower to report [biannually] on progress towards mutually agreed social and environmental goals.

12.Timeline:

a.It is expected that obtaining SEC approval and completing the crowdlending campaign(s) and obtaining regulatory approvals may take as long as 6 months for the initial Loan.

b.Time frames for completing each subsequent series of Loans are expected to be completed on a monthly basis after the Initial Loan.

13.Conditions Precedent:

a.Regulatory Approval: SIMA will use best efforts to obtain receipt of regulatory approval for the Loan(s)

b.Due Diligence: satisfactory completion of further due diligence by SIMA.

14.Confidentiality and Publicity:

a.SIMA and Burn agree to obtain each other’s mutual consent for any press releases or publicity, marketing or crowdlending material, including that which might contain non-public information.

b.The terms herein, as well as the fact that the proposed Loan is being negotiated, are confidential and may not be disclosed to any third parties (other than affiliates) except as mutually agreed in advance.

15.Jurisdiction: The proposed transaction is proposed to be governed by the laws of the State of New York, USA

The parties agree this MOU merely constitutes a statement of the parties’ present mutual intentions with respect to a proposed loan and credit facility, and that no binding obligations will be created unless and until completion of Conditions Precedent, the proposed transaction has been approved for regulatory and compliance purposes and definitive documentation is executed and delivered by the parties.

Date:March 29, 2024

Social Investment Managers and Advisors, LLC

By:
Name:	Michael Rauenhorst
Title:	Managing Partner

Burn Manufacturing Co.

By:
Name:	Leif Chr. Haerum
Title:	CFO

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